Exhibit 4.14

Asset Acquisition Agreement

In Relation to Guangda Pharmaceutical

Party A: Beijing Xingchang High-tech Development Corporation

Legal Representative: Hailing Wang

Address: No. 9 Chaoqian Road, Changping District Beijing

Party B: Sinovac Biotech Co., Ltd.

Legal Representative: Aihua Pan

Address: No. 39 Shangdi West Road, Haidian District Beijing

Whereas:

1. Party A is a development enterprise located in the Changping Section of Beijing Zhongguancun Science Park that possesses certain creditor’s rights against Beijing Guangda Pharmaceutical (hereinafter referred to as the “Debtor”), and has already acquired the Debtor’s land use rights and housing properties (hereinafter referred to collectively as the “Real Estates”) in connection with the plant area located at No. 15 Zhitong Road, Zhongguancun Science Park, Changping District, Beijing (hereinafter referred to as the “Plant Area”) through judicial auctions. The Real Estates consist of: (i) five above-ground buildings, with a total construction area of 32322.66m2 (the housing ownership no. is JingFangQuanZheng ChangJiZi No. 30272); and (ii) the land use rights in connection with a land area of 29021.61m2 designated for industrial purposes. The land is state-owned, and the state-owned land use certificate no. is JingChangGuoYong 2002 ChuZi No. 174. Party A will also acquire the Debtor’s machinery and other assets in the Plant Area through judicial auctions;

2. Party B is an enterprise specialized in the research and development, and the production and sales of human vaccine. Party B is also engaged in supporting the national reserve of pandemic influenza vaccines (H1N1 Influenza A). Party B intends to be assigned the Debtor’s aforesaid Real Estates, machinery and other assets that have been acquired by Party A through the judicial procedures for the purpose of production and storage of human vaccines.

In accordance with relevant laws and regulations, through friendly consultations, Party A and Party B hereby agree on the matters concerning the asset transfer as follows.

Article 1       Assets Transferred

1. The assets to be transferred by Party A consist of the following two categories:

(1) Party A’s Real Estates acquired through judicial procedures;

(2) Party A’s machinery and other assets to be acquired from the Debtor, as listed in Attachment 1, through judicial procedures.

In this agreement (the “Agreement”), the aforesaid two categories of assets are collectively referred to as the “Assets Transferred” or “Assets”.

1.2 Party A represents that it has already acquired or will shortly acquire the necessary approvals, permissions or consents requisite for the due execution of this Agreement and the completion of the asset transfer contemplated hereunder, in accordance with the relevant laws and regulations and the its articles of association. Party A also represents that it has the legal capacity to transfer the Assets to Party B pursuant to this Agreement, and such actions do not contravene any governing laws and regulations or any binding documents.

Article 2       Consideration and Payment

2.1 Both parties agree the total price of the Assets Transferred to be Renminbi One Hundred and Twenty Million Yuan (RMB 120,000,000.00).

2.2 The specific terms of payment are as follows:

2.2.1 Party B will pay Renminbi Ten Million Yuan (RMB 10,000,000) to Party B within three business days after this Agreement takes effect, and pay Renminbi Forty-Six Million and Five Hundred Thousand Yuan (RMB46,500,000) to Party A within 10 business days after this Agreement takes effect. Party A will use the aforesaid sum of money to pay the People’s Court the remaining auction price of the Real Estates and for bidding the machinery and other assets;

2.2.2 Party B shall pay the remaining price to Party A within 3 years according to the following schedule:

(1) Renminbi Ten Million Yuan (RMB10,000,000) is to be paid by December 31, 2010;

(2) Renminbi Ten Million Yuan (RMB10,000,000) is to be paid by June 30, 2011; Renminbi Ten Million Yuan (RMB10,000,000) is to be paid by December 31, 2011;

(3) Renminbi Ten Million Yuan (RMB10,000,000) is to be paid by June 30, 2012; Renminbi Twenty-Three Million and Five Hundred Thousand Yuan (RMB23,500,000) is to be paid by December 31, 2012;

2.3 Party A will issue a real estate sales invoice to Party B upon receipt of each payment from Party B.

Article 3       Delivery of Assets

3.1 Party A shall procure the People’s Court’s ruling to transfer the ownership of the Assets to Party A within seven business days after Party B has paid Renminbi Fifty-Six Million and Five Hundred Thousand Yuan (RMB 56,500,000) pursuant to Article 2.2.1 hereunder.

3.2 The People’s Court shall have completed cleaning up the Debtor’s Plant Area and transferred the Assets to Party A for its management by the time this Agreement is signed. Both parties agree to complete the procedures for the delivery of the Assets within two business days after Party B has paid Renminbi Fifty-Six Million and Five Hundred Thousand Yuan (RMB 56,500,000) to Party A pursuant to Article 2.2.1 hereunder.

3.3 Party A’s Undertaking :

3.3.1 During the delivery of the Assets:

(1) All the Debtor’s personnel shall have left the Plant Area;

(2) Any articles in the Plant Area not within the scope of the Assets Transferred shall have been removed out of the Plant Area, except for the sculptures and green plants in the Plant Area, the articles stored in the poisonous chemical agent storage, and the articles left by the Debtor (see Attachment 2 for a list of articles left by the Debtor);

(3) The water, electricity and heating facilities in the Plant Area operate smoothly, and all the fees relating to the water, electricity and heating supply shall have been paid up before the delivery of the Assets.

3.3.2 The Real Estates transferred to Party B are not encumbered with any mortgage, pledge, leasing or any other forms of third party rights.

3.4 Pursuant to Article 3.2 hereunder, both parties shall send personnel at an agreed time to the Plant Area to check and hand over the Assets, to complete the delivery procedures and sign the delivery confirmation.

Article 4     Assets Transfer or Delivery Procedure

4.1  After the People’s Court’s ruling on the transfer of the Real Estates to Party B becomes effective, Party A shall go through the formalities required by the relevant department(s) for the transfer of the Real Estates to Party B, and shall complete them within three months after the judgment is handed down. If the transfer is not completed by the aforesaid deadline due to any causes not attributable to Party A and Party A has provided a written notification, the aforesaid deadline may be reasonably postponed. In any event, the prolonged time limit shall not exceed five months (starting from when Party A has procured the People’s Court’s ruling). Both parties shall pay their own taxes incurred by law due to the asset transfer contemplated hereunder.

4.2  After Party A has procured the People’s Court’s ruling and delivered the machinery and other assets to Party B, the delivery of such assets shall be regarded as complete.

Article 5       With Party B’s construction design of workshops as the principal consideration, Party A shall endeavor to cooperate with and assist Party B to acquire the various approvals necessary for using the Assets Transferred in human vaccine production, including the environmental impact assessment for construction work.

Article 6     Breach and Cancellation

6.1 Both parties shall perform their obligations strictly in accordance with the Agreement. If either party fails to perform its obligations hereunder or otherwise contravenes this Agreement, that party shall be liable for breach of contract and compensate the other party for all the loss suffered.

6.2  If Party B fails to pay Party A at the agreed time pursuant to the Agreement, Party A shall process the formalities of delivery and deliver the Assets at a correspondingly later date. Party B shall pay Party A a penalty equal to 0.05% of the sum payable to Party A for each additional day.

6.3  After Party B has paid Party A, if Party A fails to transfer the Real Estates to Party B within the specified time pursuant to this Agreement, Party A shall pay a penalty equal to 0.05% of the sum already received from Party B for each additional day. In addition, Party B shall pay the remaining price at a correspondingly later date.

6.4  If Party A fails to procure the People’s Court’s ruling to transfer the Assets to Party A within the specified time pursuant to this Agreement, Party B is entitled to terminate this Agreement unilaterally. Party A shall refund all the money already received from Party B within three days after receiving Party B’s termination notice. If the refund is late, Party A shall pay a penalty to Party B at the rate pursuant to Article 6.3.

6.5 If the asset transfer contemplated under this Agreement is made impossible to be performed or rendered invalid due to Party A’s breach of Article 1.2 hereunder, Party B is entitled to terminate this Agreement unilaterally. Party A shall refund all the money already received from Party B within three days after receiving Party B’s termination notice, and compensate Party B for all the loss suffered.

Article 7       Both parties shall keep the contents of this Agreement confidential unless otherwise required by applicable law and regulation.

Article 8       Any disputes relating to or arising from this Agreement shall first be solved by both parties through friendly consultations. If the consultation fails, either party is entitled to apply to Beijing Arbitration Commission for arbitration. The arbitral award shall be final and binding on both parties.

Article 9       This Agreement is prepared in two counterparts, and takes effects after it is signed and stamped by the representatives of both parties. Party A and Party B shall each hold one counterpart, which carries equal legal validity.

Article 10    This Agreement is signed by Party A and Party B on February 10, 2010 in the Changping District of Beijing.

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Party A:	/s/	Party B:	/s/ Weidong Yin
[Imprinted with the company seal of Beijing Xingchang High-tech Development Corporation]		[Imprinted with the company seal of Sinovac Biotech Co., Ltd.]
Signatory Representative:		Signatory Representative: